                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            CANISCO RESOURCES, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.0025 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  137587-10-1
                       --------------------------------
                                (CUSIP NUMBER)

                            MORGAN, LEWIS & BOCKIUS
                             2000 One Logan Square
                            Philadelphia, PA 19103
                     Attention:Michael J. Pedrick, Esquire
                                (215) 963-5000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 16, 1998
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO.  137587  10  1                                  Page 4 of 14 Pages
-------------------------------------------------------------------------------

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (ENTITIES ONLY)

   Morse Partners Ltd. (I.R.S. No. 23-2236922)

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /   /
                                                       (b) / X /
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    /  /
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------
   NUMBER OF                     7  SOLE VOTING POWER
    SHARES
  BENEFICIALLY                      600,000
   OWNED BY                      ----------------------------------------------
    EACH
  REPORTING                      8  SHARED VOTING POWER
 PERSON WITH
                                    0
                                 ----------------------------------------------

                                 9  SOLE DISPOSITIVE POWER

                                    600,000
                                 ----------------------------------------------
                                 10 SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         600,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

    SHARES                                             /x/
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.2%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


ITEM 1    SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is the common stock, par value $.0025 per share (the "Class A Common Stock"), of Canisco Resources, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 300 Delaware Avenue, Suite 714, Wilmington, Delaware 19801.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed by Morse Partners Ltd., a Pennsylvania corporation ("Morse Partners").

         Morse Partners, which has its principal executive office and principal business address at Suite 205, 200 Four Falls Corporate Center, West Conshohocken, Pennsylvania 19428, is a venture capital investment firm whose principal business is to invest in equity or equity-related securities of companies. The name, business address, present principal occupation and citizenship of each executive officer and director of Morse Partners and of the sole stockholder of Morse Partners are set forth on Annex A hereto.

         During the last five years, neither Morse Partners nor any of the persons set forth on Annex A hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Morse Partners has entered into a Securities Purchase Agreement, dated as of October 16, 1998 (the "Securities Purchase Agreement"), among Mellon Ventures, L.P., a Delaware limited partnership ("Mellon Ventures" and, together with Morse Partners, the "Investors"), Morse Partners and the Company. Pursuant to the Securities Purchase Agreement, Morse Partners has agreed to purchase from the Company, and the Company has agreed to sell to Morse Partners, 2,824 shares of 12% Series A Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), of the Company. In addition, Mellon Ventures has agreed to purchase from the Company, and the Company has agreed to sell to Mellon Ventures, 11,296 shares of Series A Preferred Stock. The respective obligations of the Investors to purchase such shares are several in nature, and neither Investor has any obligation to purchase any shares of Series A Preferred Stock subscribed for by the other Investor. The obligation of the Investors to purchase such shares, and the obligation of the Company to sell such shares, are subject to satisfaction or waiver of a number of conditions, including, in the case of the obligation of the Investors to purchase such shares, completion to the satisfaction of the Investors of a due diligence investigation of the Company and its subsidiaries and their management and affairs. The per share purchase price of the 2,824 shares of Series A Preferred Stock to be purchased by Morse Partners (and of the 11,296 shares to be purchased by Mellon Ventures) under the Securities Purchase Agreement is $100. The closing of the purchase and sale of the foregoing shares of Series A Preferred Stock is referred to herein as the "Initial Closing." Either the Company or the Investors may terminate the Securities Purchase Agreement if the Initial Closing does not occur within 60 days of the date of the Securities Purchase Agreement (provided the terminating party has not breached the Securities Purchase Agreement in a manner which has resulted in the failure to occur of the Initial Closing).

         Pursuant to the Securities Purchase Agreement, Morse Partners has also agreed to purchase from the Company, and the Company has agreed to sell to Morse Partners, an additional 12,176 shares of Series A Preferred Stock or 12% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), of the Company (such series to be determined at the election of Morse Partners). In addition, Mellon Ventues has agreed to purchase from the Company, and the Company has agreed to sell to Mellon Ventures, an additional 48,704 shares of Series B Preferred Stock. The respective obligations of the Investors to purchase such additional shares are several in nature, and neither Investor has any obligation to purchase any such shares of Series A or Series B Preferred Stock subscribed for by the other Investor. The obligation of the Investors to purchase such additional shares, and the obligation of the Company to sell such additional shares, are subject to satisfaction or waiver of a number of conditions, including, in the case of the obligation of the Investors to purchase such shares, approval by the stockholders of the Company of the transactions contemplated by the Securities Purchase Agreement and the completion of the purchase and sale of 14,120 shares of Series A Preferred Stock at the Initial Closing. The per share purchase price of the additional 12,176 shares of Series A or Series B Preferred Stock to be purchased by Morse Partners (and of the 48,704 shares of Series B Preferred Stock to be purchased by Mellon Ventures) under the Securities Purchase Agreement is $100. The closing of the purchase and sale of such additional shares of Preferred Stock is referred to herein as the "Second Closing."

         When issued, shares of Series A Preferred Stock will be convertible into shares of Class A Common Stock at any time by the holder at an initial conversion price of $2.50 per share of Class A Common Stock. Shares of Series B Preferred Stock will be convertible into a new non-voting class of common stock, par value $.0025 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company at any time by the holder also at an initial conversion price of $2.50 per share of Class B Common Stock. Shares of Class B Common Stock will be convertible into shares of Class A Common Stock, and shares of Class A Common Stock will be convertible into shares of Class B Common Stock, at any time by the holder on a share-for-share basis, subject to the terms of the Company's Certificate of Incorporation. Shares of Series B Preferred Stock will be convertible into shares of Series A Preferred Stock, and, if the Investors elect (and the stockholders of the Company so approve), shares of Series A Preferred Stock will be convertible into shares of Series B Preferred Stock, at any time by the holder on a share-for-share basis.

         The terms of Series A Preferred Stock and Series B Preferred Stock will be identical, except in respect of the conversion terms discussed above and except that Series B Preferred Stock will lack the voting rights of Series A Preferred Stock discussed in Item 4. below.

         The source of funds for the purchases of Preferred Stock at the Initial Closing and the Second Closing by Morse Partners will be the working capital of Morse Partners.

ITEM 4.  PURPOSE OF TRANSACTION.

         Morse Partners intends to acquire the Preferred Stock as an investment. Its investment will be subject to the terms of the Securities Purchase Agreement, which is attached hereto as an exhibit and incorporated herein by reference. Certain provisions of the Securities Purchase Agreement are summarized below. By reason of its rights to representation on the Board of Directors of the Company as more fully discussed below, Morse Partners expects that it will be able to influence the management and policies of the Company. However, Morse Partners does not believe it will have any control over the Company or its management or affairs.

         Morse Partners may, subject to the terms of applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of preferred stock of the Company or Common Stock from time to time in open market purchases or otherwise, as it determines in its sole discretion. Morse Partners has not determined whether it will acquire additional shares or fixed any number of shares preferred stock of the Company or Common Stock it might seek to acquire or any additional amount of money it may be willing to invest in the Company.

         Morse Partners intends to evaluate continuously the business and business prospects of the Company, and its present and future intentions in, and intentions with respect to, the Company and at any time may decide to dispose of any or all of the shares of Preferred Stock or Common Stock then owned by it.

         Securities Purchase Agreement - Board of Directors.  The terms of the
         -----------------------------
Series A Preferred Stock provide that, so long as any shares of Series A Preferred Stock are outstanding, the Board of Directors of the Company will consist of not more than seven directors. The holders of Series A Preferred Stock, voting as a class, will be entitled to elect three, or, if there are more than 14,120 shares of Series A Preferred Stock outstanding, four directors. The holders of Class A Common Stock, voting as a class, will be entitled to elect the remaining directors. Morse Partners expects that if the Second Closing occurs, there will be more than 14,120 shares of Series A Preferred Stock outstanding.

         The Securities Purchase Agreement provides that upon the occurrence of the Initial Closing, the Company will take such actions as are necessary to ensure that the Board of Directors of the Company consists of six directors and will elect three designees of the Investors to the Board of Directors. Thereafter, the size of the Board of Directors will remain at six, except that upon the approval of the stockholders of the Company either of the transactions contemplated by the Securities Purchase Agreement or the election of a fourth designee of the Investors to the Board of Directors, the Company will take such actions as are necessary to increase the size of the Board of Directors to seven and to fill the resulting vacancy with a designee of the Investors.

         The Securities Purchase Agreement also provides that so long as the Investors continue to own the "Threshold Number" (as defined below) of shares of Preferred Stock (or such number of common shares of the Company into which such shares have been converted, or a combination thereof), following the Initial Closing the Company will support the nomination of, and the Company's nominating committee (or other board committee exercising a similar function) will recommend to the Board of Directors that, and the Board of Directors will ensure that, (i) four designees of the Investors (if the Investors and their affiliates together beneficially own more than 25% of Total Outstanding Common Shares (as defined below)) or (ii) three designees of the Investors (if the Investors and their affiliates together beneficially own more than 15% and 25% or less of the Total Outstanding Common Shares) or (iii) two designees of the Investors (if the Investors and their affiliates together beneficially own more than 5% and 15% or less of the Total Outstanding Common Shares)
be included in the slate of nominees recommended by the Board of Directors of the Company to stockholders for election as directors at each annual meeting of stockholders of the Company commencing with the first annual meeting of stockholders after the Initial Closing; provided, however, that so long as any
                                        --------  -------
shares of Preferred Stock are outstanding, the Company will support the nomination of, and the Company's nominating committee (or other board committee exercising a similar function) shall recommend to the Board of Directors that, and the Board of Directors will ensure that, four designees of the Investors be included in the slate of nominees recommended by the Board of Directors of the Company to holders of Common Stock for election as directors by such stockholders at each such annual meeting; provided further, however that any
                                          -------- -------  -------
directors the holders of Series A Preferred Stock are entitled to elect under the Certificate of Incorporation of the Company will be deducted from the foregoing number of directors the Investors are entitled to designate. In the event any such designee shall cease to serve as a director for any reason, the Board of Directors shall fill the vacancy resulting thereby with a person designated by the Investors.

          During such time as the Investors are entitled to have a designee on the Board of Directors, the Investors shall also be entitled to have such designee serve on each committee of the Board of Directors, including any special committee, and the Company has agreed to cause such designee to be so appointed; provided, however, that if such designee would not be considered
           --------  -------
"independent" or "disinterested" (i) for purposes of any applicable rule of Nasdaq or any provision of the Internal Revenue Code of 1986, as amended, or
(ii) for purposes of any special committee formed in connection with any transaction or potential transaction involving the Company and Mellon Ventures or Morse Partners, then such designee shall not be required to be appointed to such committee.

          As used above, the "Threshold Number" means 40% of the aggregate
                              ----------------
number of shares of Preferred Stock the Investors purchase at the Initial Closing or, if the Second Closing occurs, 40% of the aggregate number of shares of Preferred Stock the Investors purchase at the Initial Closing and the Second Closing. The number of "Total Outstanding Common Shares" means the aggregate
                         -------------------------------
number of shares of common stock of any class of the Company outstanding on the date of determination. The percentage of Total Outstanding Common Shares beneficially owned by the Investors and their affiliates shall be calculated by adding (x) the number of shares of common stock of any class of the Company owned by Mellon Ventures and its affiliates (assuming conversion of all shares of Preferred Stock then owned by Mellon Ventures and its affiliates at the conversion price then in effect) and (y) the number of shares of common stock of any class of the Company owned by Morse Partners and its affiliates (assuming conversion of all shares of Preferred Stock then owned by Morse Partners and its affiliates at the conversion price then in effect), and dividing such sum by the number of Total Outstanding Common Shares.

          Restrictions on Certain Actions by the Company. The Securities Purchase Agreement provides that the Company will not, without the prior written consent of the Investors, (i) amend, alter or repeal any provision of the Certificate of Incorporation, as amended, or Bylaws of the Company; (ii) create, authorize, or reclassify any authorized stock of the Company into, or increase the authorized amount of, any class or series of the Company's capital stock ranking prior to or on a parity with Series A Preferred Stock as to dividends or distributions upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any security convertible into or exchange for, or any option, warrant or right to purchase, shares of such a class or series; (iii) sell, convey, transfer, abandon, lease or otherwise dispose of or encumber all or substantially all of its property or business or effect a change in the nature of its business; (iv) purchase, lease or otherwise acquire all or substantially all of the properties or assets of any other corporation or entity (whether through the purchase of stock or assets); (v) merge or consolidate with or into any other corporation, corporations, entity or entities; (vi) voluntarily dissolve, liquidate, or wind up or carry out any partial liquidation or dissolution or transaction in the nature of a partial liquidation or dissolution; (vii) increase the authorized number of shares of common stock of any class or preferred stock of the Company; (viii) issue any shares of Class A Common Stock or any class or series of capital stock, options, warrants, bonds, debentures, notes or other obligations or securities convertible into or exchangeable for, or having optional rights to purchase, Class A Common Stock (except such issuances of capital stock or options, warrants or rights that do not trigger an anti-dilution adjustment under the terms of the Preferred Stock) or (ix) incur any indebtedness in excess of the available indebtedness under the existing credit facility of the Company; provided, however, that the foregoing approval rights of the Investors will
--------  -------
terminate on the first date that (i) (a) the Investors and their affiliates together beneficially own less than 15% of the Total Outstanding Common Shares and (b) the Investors together are not the largest single stockholder of the Company or (ii) the Investors and their affiliates together beneficially own less than 10% of the Total Outstanding Common Shares.

          Under the Securities Purchase Agreement, Morse Partners may assign its rights to purchase shares of Preferred Stock to any affiliate of Morse Partners or, in certain cases, to other third parties.

          The Board of Directors of the Company has approved the acquisition of shares of Preferred Stock (and Common Stock) by Morse Partners for purposes of
Section 203 of the Delaware General Corporation Law.

          Other than as discussed above, Morse Partners has no plans to effect:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) any change in the Company's charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

          (h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to those enumerated above.

          Morse Partners intends to re-evaluate continuously its proposed investment in the Company and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the Securities Purchase Agreement, if the Initial Closing occurs, Morse Partners will own 2,824 shares of Series A Preferred Stock.
Except in respect of the class voting rights of Series A Preferred Stock (including in respect of the election of directors as discussed in Item 4. above), shares of Series A Preferred Stock will be entitled to vote together with holders of Class A Common Stock on all matters to be voted on by the holders of Class A Common Stock. When voting with the holders of Class A Common Stock on any matter, each share of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of Class A Common Stock into which such share is convertible as of the record date for such vote. Accordingly, the shares of Series A Preferred Stock purchased by Morse Partners at the Initial Closing will represent 4.3% of the total voting power of the Company's capital stock (assuming Mellon Ventures fails to purchase any Preferred Stock at the initial Closing).

          The shares of Series A Preferred Stock purchased by Morse Partners at the Initial Closing will initially be convertible into 112,960 shares of Class A Common Stock. The shares of Class A Common Stock owned by Morse Partners will represent 4.3% of the outstanding Class A Common Stock (based on such same assumption).

          If the Second Closing occurs, Morse Partners will own 15,000 shares of Preferred Stock, representing 19.2% of the total voting power of the Company's capital stock (assuming conversion of any shares of Series B Preferred Stock to Series A Preferred Stock and assuming Mellon Ventures fails to purchase any Preferred Stock at the Initial or Second Closing). The shares of Preferred Stock owned by Morse Partners will initially be convertible into 600,000 shares of Class A Common Stock (assuming conversion of any shares of Class B Common Stock into Class A Common Stock). The shares of Class A Common Stock owned by Morse Partners will represent 19.2% of the outstanding Class A Common Stock (assuming Mellon Ventures fails to purchase any Preferred Stock at the Initial or Second Closing).

          The conversion price to be used to convert shares of Series A or Series B Preferred Stock to shares of Class A or Class B Common Stock, respectively, will be subject to adjustment upon the occurrence of certain events as more fully set forth in the Securities Purchase Agreement.

          Morse Partners has entered into a Voting and Share Transfer Agreement, dated as of October 23, 1998 (the "Voting Agreement"), with Mellon Ventures. Pursuant to the Voting Agreement, Morse Partners has agreed that in the event Mellon Ventures approves the sale of (i) all shares of Common Stock and Preferred Stock owned by Mellon Ventures or (ii) all shares of Preferred Stock owned by Mellon Ventures, Morse Partners will agree to sell its shares of Common Stock and Preferred Stock, in the case of clause (i), or its shares of Preferred Stock, in the case of clause (ii) above, on the same terms and conditions as Mellon Ventures. Further, in the event Mellon Ventures approves a transaction involving the sale of the Company (whether by merger, consolidation, or sale of all or substantially all the assets of the Company), Morse Partners will take such actions as are appropriate to approve such sale, so long as Morse Partners receives the same consideration per share as Mellon Ventures receives in such sale.

          In the event Mellon Ventures makes certain sales of Preferred Stock under the Voting Agreement, Mellon Ventures has agreed to permit Morse Partners to participate in such sales, all on the terms and conditions set forth in the Voting Agreement. Morse Partners also has the right to sell its shares of Preferred Stock to Mellon Ventures in certain circumstances.

          In addition, pursuant to the Voting Agreement, the Investors have agreed that during such time as an Investor owns any shares of Common Stock or Preferred Stock or other shares of capital stock of the Company (or any securities convertible into or exchangeable for such shares, or options, warrants or rights to purchase such shares or securities) (collectively, "Company Shares") and the Investors are entitled to designate or elect, whether pursuant to the Securities Purchase Agreement or under the terms of the Company's Certificate of Incorporation, any directors of the Company, such Investor will, subject to the terms of the Voting Agreement, take any necessary action to ensure that one of such directors is designated by Morse Partners (so long as Morse Partners owns any Company Shares) and the balance of such directors subject to designation or election by the Investors are designated by Mellon Ventures. However, there is no understanding, arrangement or agreement between Mellon Ventures and Morse Partners that they will be bound to vote as the other party votes in respect of any matter which may be brought before the stockholders of the Company or the Board of Directors of the Company.

          Accordingly, while Morse Partners may be deemed to beneficially own the shares of Class A Common Stock owned by Mellon Ventures by reason of the Voting Agreement, Morse Partners disclaims beneficial ownership of any shares owned by Mellon Ventures.

          In addition, by reason of their relationship to Morse Partners, the parties on Annex A may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by Morse Partners.

          Morse Partners has not, and the persons set forth on Annex A have not, effected any transaction in shares of Class A Common Stock during the period extending from the date 60 days prior to the date hereof to the date hereof.

          To the best knowledge of Morse Partners, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or the Preferred Stock to be acquired by Morse Partners under the Securities Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As discussed above, Morse Partners and Mellon Ventures have entered into a Voting and Share Transfer Agreement, dated as of October 23, 1998. A copy of the Voting Agreement has been attached hereto and is incorporated by reference herein. Certain provisions of the Voting Agreement are summarized in
Item 5. above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (i) Securities Purchase Agreement, dated as of October 16, 1998, among Mellon Ventures, L.P., Morse Partners Ltd. and Canisco Resources, Inc.; and

          (ii) Voting and Share Transfer Agreement, dated as of October 23, 1998, between Mellon Ventures, L.P. and Morse Partners Ltd.

                                    ANNEXES

      A.  Executive Officers, Directors and Sole Stockholder of Morse Partners
Ltd.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 1998

                                    MORSE PARTNERS LTD.


                                    By /s/ R. Bruce Dalglish
                                       ------------------------
                                       Managing Director

                                    Annex A
             Executive Officers, Directors and Sole Stockholder of
                              Morse Partners Ltd.


Name and Title                        Principal Occupation and Business Address
--------------                        -----------------------------------------

Peter C. Morse                        President of Morse Partners Ltd.,
President, Sole Director              Suite 205
and Sole Stockholder                  200 Four Falls Corporate Center
                                      West Conshohocken, PA 19428

R. Bruce Dalglish                     Managing Director of Morse Partners Ltd.,
Managing Director                     Suite 205
                                      200 Four Falls Corporate Center
                                      West Conshohocken, PA 19428



   Each of the individuals listed above is a citizen of the United States of
                                   America.